Marina Biotech, Inc.

P.O. Box 1559

Bothell, WA 98041

(425) 892-4322

July 11, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Suzanne Hayes

RE:	Marina Biotech, Inc. Post-Effective Amendment to Form S-1 Filed July 1, 2016 File Nos. 333-206648 and 333-200702

Dear Ms. Hayes:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Marina Biotech, Inc., a Delaware corporation (the “Registrant”), hereby requests that the effective date of the above referenced filing be accelerated so that it will become effective at 5:00 p.m. on Thursday, July 14, 2016, or as soon thereafter as practicable.

The Registrant acknowledges that:

(a)      should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)      the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Joseph W. Ramelli

Joseph W. Ramelli

Interim CEO